Exhibit 99.9

Open Network Exchange Revolutionizes its CX Strategy with NICE’s Enlighten AI

Precise AI-driven insights with Enlighten AI transform ONE’s agent and customer experience

Hoboken, N.J., August 19, 2024 – NICE (Nasdaq: NICE) today announced that Open Network Exchange (ONE), a full-service business solutions provider serving the travel industry, has revolutionized its overall CX strategy through a digital transformation using NICE Enlighten AI. Enlighten, NICE’s purpose-built CX AI, enables ONE to create seamless customer experiences for every interaction.

Open Network Exchange added Enlighten AI for Customer Satisfaction, Enlighten AI for Sales Effectiveness, and Enlighten XO to its existing CXone solution to augment its agent’s capabilities with AI built for CX.

By using Enlighten to measure agent soft skill behaviors, they improved CSAT and Sales Effectiveness and provided targeted coaching that enables better guest and agent experiences. ONE Supervisors now receive relevant and precise AI-driven insights about individual agent and team performance, eliminating five hours of manual work per supervisor each week previously spent looking for qualified calls to score. With a visual representation of call drivers and agent behaviors, supervisors can now objectively monitor agent performance on every interaction.

Within six months of implementation, ONE has seen the following results:

• Ongoing 5% monthly decrease in score disputes each month
• 95% CSAT
• Deflected 76% of payment call volume with effective self-service options

To build on their early success, Open Network Exchange has since implemented CXone Expert and Enlighten Autopilot to drive improved guest experiences and higher containment in self service touch points.

“Enlighten has revolutionized the way that Open Network Exchange handles customer experience and quality assurance,” said Alexandria Doucet, Quality Analytics Manager, Open Network Exchange. “Instead of spending an average of five hours per week just finding a call that even qualifies, we now have a more holistic view because each and every interaction contributes to the result. Besides time efficiency, the biggest benefit has been on the employees themselves because they are getting coaching catered to their specific skills and opportunities on 100% of their total interactions. Enlighten AI has fundamentally transformed our company’s operations.”

Barry Cooper, President, CX Division, NICE, said, “Using Enlighten and the power of AI that’s purpose-built for CX puts Open Network Exchange several steps above the competition. They have blazed the trail for other organizations, both inside and outside of their industry, with Enlighten revolutionizing the way that Open Network Exchange delivers AI-powered CX. NICE is thrilled to assist ONE on their digital journey to provide exceptional experiences.”

About Open Network Exchange
Open Network Exchange (ONE) empowers companies to reimagine and accelerate success through unique and powerful sales and marketing programs, fueled by ONE’s global partner network and transformational technology. The ONE team is uniquely experienced with over 30 years of experience creating and supporting successful membership-based benefits and loyalty programs and solutions for some of the world’s most respected brands across the travel, hospitality, vacation ownership, retail and financial markets globally. As a full-service solution provider, ONE offers its partners innovative products, customized software solutions, tech-enabled sales and marketing products/programs, an online marketplace, product sourcing and global contact center servicing. www.onecompany.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.